UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Seadrill Limited (the "Company") dated August 16, 2011 containing notice of the Company's 2011 Annual General Meeting.

Attached hereto as Exhibit 99.2 is a press release from the Company dated August 12, 2011 announcing the Company's second quarter 2011 earnings release date and conference call information.

Attached hereto as Exhibit 99.3 is a press release from the Company dated August 9, 2011 announcing that the Company secured long-term contracts for two jack-up rigs.

Attached hereto as Exhibit 99.4 is a press release from the Company dated August 9, 2011 announcing that the Company took delivery of the harsh environment jack-up rig West Elara.

Attached hereto as Exhibit 99.5 is a press release from the Company dated July 19, 2011 announcing the Company's 2011 Annual General Meeting.

Attached hereto as Exhibit 99.6 is a press release from the Company dated July 18, 2011 containing the mandatory notification of trade in connection with the Company's Employee Share Ownership Plan.

Attached hereto as Exhibit 99.7 is a press release from the Company dated July 1, 2011 announcing that the Company acquired an ownership stake in the jack-up rig company Asia Offshore Drilling Limited.

Attached hereto as Exhibit 99.8 is a press release from the Company dated June 21, 201 announcing that the Company sold the hack-up rig West Janus.

Attached hereto as Exhibit 99.9 is a press release from the Company dated June 9, 2011 announcing that the Company ordered a new semi-tender for delivery in 2013.

Attached hereto as Exhibit 99.10 is a press release from the Company dated June 6, 2011 announcing that the Company secured a new jack-up contract in Bangladesh.

Attached hereto as Exhibit 99.11 is a press release from the Company dated June 3, 2011 containing the Company's dividend information in connection with the first quarter 2011 report released on May 27, 2011.

Attached hereto as Exhibit 99.12 is a press release from the Company dated May 31, 2011 announcing that the Company secured a new jack-up contract in Thailand.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: August 22, 2011	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Notice of Annual General Meeting 2011

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachments
http://www.seadrill.com/stream_file.asp?iEntityId=1281

Exhibit 99.2

SDRL - Seadrill announces second quarter 2011 earnings release date and conference call information

Hamilton, Bermuda, August 12, 2011 - Seadrill is scheduled to release its second quarter 2011 results on Thursday 25, 2011 before the start of trading on the Oslo Stock Exchange.

In connection with the earnings release, a conference call/webcast will be held as described below:

A conference call will be held at 09:00 a.m. ET time and 3:00 p.m. (Norwegian time) on Thursday August 25, 2011.

Management will in the same conference call address highlights in the North Atlantic Drilling Ltd second quarter report 2011.

To listen to the management presentation of the results, the following options are available:

A. Webcast
In order to listen to the presentation on the web, you need to have installed Windows Media Player and a sound card on your computer.

B. Conference call
Call-in numbers:
Norway Free call 800 19639
Norway + 47 24 15 97 56
International call +44 (0)20 7136 2050
UK Free call 0800 032 4094
US +1 212 444 0481

The participants will be asked for their name, company and conference ID. The Seadrill conference ID is: 7527743

There will be a Q&A session subsequent to the presentation. Information on "how to ask management questions" will be given at the beginning of the Q&A session.

In order to view the presentation while listening to the conference, please download the presentation material from www.seadrill.com

If you are unable to participate in the conference call, there is an opportunity to listen to a replay on www.seadrill.com (Investor Relations) or to listen to a playback by dialing:

UK : +44 (0)20 7111 1244
US : + 1 347 366 9565
Norway: +47 21 00 04 98

- followed by replay access number: 7527743#

Participant list information required: Full name & company
Replay will be available until September 2, 2011.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Exhibit 99.3

SDRL - Seadrill secures long-term contracts for two jack-up rigs

Hamilton, Bermuda, August 9, 2011 - Seadrill has been awarded two new contracts by KJO (AL-Khafji Joint Operations) in the joint development zone between the Kingdom of Saudi Arabia and Kuwait for the jack-up rigs West Triton and Offshore Resolute. The assignments which will commence in direct continuation of their current contracts in Southeast Asia are each for a firm period of 3 years plus the time required to mobilize to the Arabian Gulf. Each contract also includes an option for KJO to extend the term for a further 1 year.
Alf C. Thorkildsen, Chief Executive Officer in Seadrill Management AS says, "These new contracts will strengthen the relationship with KJO, one of the key customers in the Arabian Gulf. In addition, relocating two rigs for term work and at attractive market rates serves our strategic desire to increase our long term presence in this active oil and gas region."

Analyst contact:
Jim Dåtland
Vice President Investor Relations
Seadrill Management AS
+47 51 30 99 19

Media contact:
Esa Ikäheimonen
Chief Financial Officer
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.4

SDRL - North Atlantic Drilling Ltd. takes delivery of the harsh environment jack-up rig West Elara

Hamilton, Bermuda, August 9, 2011 - North Atlantic Drilling Ltd., in which Seadrill has a 75 percent ownership, has taken delivery of the new harsh environment jack-up drilling rig, West Elara from Jurong Shipyard in Singapore. The rig is expected to depart Singapore on August 11th and arrive at Westcon Shipyard in Ølen, Norway in early October in order to undertake final contract preparation activities. The West Elara is expected to begin operations for Statoil on a five- year contract during late November 2011.

The West Elara is the first of two Gusto MSC CJ70 150A rigs to be constructed for North Atlantic Drilling Ltd. The rig is an advanced, ultra large, harsh environment, high specification drilling unit, specifically built for Norwegian requirements and matching the specifications of the largest jack-up drilling units in the world. The unit can operate in water depth up to 150 meters with a higher variable deck load and a higher operating efficiency compared to earlier generation jack-ups. The size of the unit allows for additional opportunities in terms of logistics, well testing and early production.

Alf C. Thorkildsen, Chief Executive Officer in Seadrill Management AS and Chairman of North Atlantic Drilling Ltd, said, "We are pleased to take delivery of the West Elara, the first of two new ultra large and harsh environment jack-ups to be added to the North Atlantic Drilling fleet. We look forward to seeing this new and advanced drilling unit operating on the Norwegian Continental Shelf, creating growth for North Atlantic Drilling ahead of its listing on the Oslo Stock Exchange, increasing our presence in this key region and further strengthening our relationship with Statoil, one of our most important customers."

Analyst contact:
Jim Dåtland
Vice President Investor Relations
Seadrill Management AS
+47 51 30 99 19

Media contact:
Esa Ikäheimonen
Chief Financial Officer
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.5

SDRL - 2011 Annual General Meeting

Hamilton, Bermuda, July 19, 2011 - Seadrill advises that its 2011 Annual General Meeting will be held on September 23, 2011. The record date for voting at the Annual General Meeting is set to July 19, 2011. The notice, agenda and associated material will be distributed prior to the meeting.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.6

SDRL - Mandatory notification of trade

Hamilton, Bermuda, July 18, 2011 - In connection with the Company's Employee Share Ownership Plan (ESOP), eligible option holders have exercised options to acquire 99,733 common shares at strike price varying from NOK52.32 to NOK104.64 per share.

The Company has used treasury shares to settle the obligation related to the share option plan. Consequently, Seadrill has reduced its holding of treasury shares from 2,561,458 shares to 2,461,725.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.7

SDRL - Seadrill acquires ownership stake in the jack-up rig company Asia Offshore Drilling Limited

Hamilton, Bermuda, July 1, 2011 - Seadrill has participated in a private placement in Asia Offshore Drilling Limited and has been allocated shares for US$54 million which corresponds to a 33.75 percent ownership stake.

Asia Offshore Drilling was established by Mermaid Maritime Public Company Limited in late 2010 when two MOD-V B Class jack-up rigs where ordered at Keppel FELS in Singapore. Asia Offshore Drilling had in addition option agreements for construction of two similar units. The proceeds from the private placement will be used to exercise the first of the two options. Mermaid will following the private placement have an ownership share of 33.75 percent in Asia Offshore Drilling.

Furthermore, it has been agreed that Seadrill will be responsible for the construction supervision, project management, and commercial management of all of Asia Offshore Drilling's jack-up rigs.

Asia Offshore Drilling has applied for listing on Oslo Axess.

Exhibit 99.8

SDRL - Seadrill sells the jack-up rig West Janus

Hamilton, Bermuda, June 21, 2011 - Seadrill has entered into an agreement to sell the 1985 built jack-up drilling rig West Janus to Harrington LLC in Dubai for a total consideration of US$73 million.

Seadrill expects to record a gain on the sale in excess of US$50 million on closing. Closing of the agreement and the transfer of ownership of the unit is scheduled upon completion of the rig's present drilling assignment in the second half of 2011.

Seadrill's fleet of jack-up rigs remains the world largest modern jack-up fleet with a total of 19 units built after 2006, including rigs under construction. Furthermore, Seadrill has options for construction of six further units at attractive prices.

Alf C Thorkildsen, CEO of Seadrill Management AS says, "We remain optimistic about the market outlook for premium jack-up rigs, and at the same time continue to highgrade our fleet by disposing some older units, whilst adding new rigs to it. The disposal of West Janus further reduces the average age of the modern Seadrill jack-up fleet to 2.6 years, and is in line with our strategy of focusing our company on modern, premium offshore drilling units."

Contact:
Esa Ikäheimonen
Chief Financial Officer
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Exhibit 99.9

SDRL - Seadrill orders new semi-tender for delivery in 2013

Hamilton, Bermuda, June 9, 2011 - Seadrill has today entered into an agreement with Keppel FELS Limited in Singapore to build a new semi-submersible self-erecting tender rig (semi-tender). Total project price for the rig is estimated at below US$200 million (including the drilling equipment set, project management, spares, capitalized interest and operation preparation).

 The new rig is scheduled for delivery in the second quarter 2013 and will be based on a similar design and specification as the semi-tender West Jaya, which was delivered from the Keppel FELS yard in March this year and is contracted for a minimum of two years. Similar to previous semi-tenders, the new unit is suited for harsher environment and deepwater drilling operations in combination with floating wellhead platforms such as Tension Leg Platforms and Spars.

The new unit is based on the KFELS SSDT 3600E design and adds to the seven semi-tenders that Keppel has earlier built for Seadrill since the launch of the design in 1994. The unit will feature a crane capacity of 250 tones, four mud pumps and accommodation for 160 people.

Alf C Thorkildsen, Chief Executive Officer of Seadrill Management AS says, "We are pleased to announce the addition of a new semi-tender to our existing fleet of 19 tender rigs. The tender rig business has delivered excellent operational results as well as outstanding economics over the last decade. Based on the continued strength of the offshore drilling market we continue to see strong growth and earnings potential for our business. The new semi-tender has a favorable construction price and an equipment specification list that will meet our customers' future needs. We have had very good experience with the Keppel FELS yard and this design and we are confident that the new unit will be delivered on time and within budget once again. "

Contact:
Esa Ikäheimonen
Chief Financial Officer
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Exhibit 99.10

SDRL - Seadrill secures new jack-up contract in Bangladesh

Hamilton, Bermuda, June 6, 2011 - Seadrill has been awarded a new contract by a subsidiary of Santos Ltd. for the jack-up rig Offshore Resolute. The assignment for operations in Bangladesh will have a minimum duration of 130 days under a three firm well plus two optional wells contract. Commencement of operations under the new contract is scheduled for early third quarter 2011, in direct continuation of the rig's existing contract. The estimated contract value is USD $17.5 million for the firm 130 day minimum duration period.

Analyst contact:
Jim Dåtland
Vice President Investor Relations
Seadrill Management AS
+47 51 30 99 19

Media contact:
Esa Ikäheimonen
Chief Financial Officer
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Exhibit 99.11

SDRL - Dividend information

Hamilton, Bermuda, June 3, 2011 - Reference is made to the first quarter 2011 report released on May 27, 2011. Seadrill Limited will be trading ex-dividend of a cash dividend of US$0.75 per share on June 6, 2011.

The record date is June 8, 2011, and the dividend will be paid on or about June 17, 2011.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Exhibit 99.12

SDRL - Seadrill secures new jack-up contract in Thailand

Hamilton, Bermuda, May 31, 2011 - Seadrill has been awarded a new contract by PTTEP in Thailand for the jack-up rig West Leda. The assignment is for a firm period of nine months and with an option to extend for a further six months. The contract value for the firm period is approximately US$35 million. Commencement of the operations under the new contract is scheduled for late second quarter 2011, in direct continuation of the rig's existing contract.

Alf C Thorkildsen, Chief Executive Officer in Seadrill Management AS, says, "We are pleased to secure a new contract for one of our jack-ups in the South East Asia region. We consider this as an excellent opportunity to further strengthening our relationship with PTTEP, one of our key customers. Representing a total contract value of US$35 million, this assignment improves the earnings visibility for our jack-ups."

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.